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                                    Exhibit 2

                                 PROMISSORY NOTE

                                                         May 6, 1998

$750,000                                                 Los Angeles, California


        FOR VALUE RECEIVED, Camera Platforms International, Inc., a Delaware Corporation ("CPI" or "Obligor"), with offices at 10909 Vanowen St., North Hollywood, California 91605, hereby promises to pay to Robert Culver Johnson, Richard Cameron Johnson and Robert Christopher Johnson at 14823 Schooner, Sisters, Oregon 97759, or at such other address as the holder of this promissory note ("Note") may specify in writing, the principal sum of seven hundred fifty thousand dollars ($750,000) plus interest at the rate of ten percent (10%) per annum. Obligor shall make quarterly interest payments commencing three months from the date hereof on the outstanding balance under the Note. Obligor shall also make annual principal payments each in the amount of $250,000 commencing one year from the date hereof. All unpaid principal and any accrued but unpaid interest shall be due and payable three years from the date of this note.

        Voluntary prepayment of the principal balance of this Note shall be permitted at any time.

        If Obligor fails to make any interest payment when due, which is not cured within 20 days of written notice by the holder to Obligor, or fails to make any principal payment when due, which is not cured within 45 days after written notice by holder to Obligor, holder may declare this Note in default in which event all outstanding principal and accrued but unpaid interest shall be immediately due and payable.

        Any notice which may be given hereunder shall be given in writing and delivered personally or by certified mail to the respective party or parties at the address shown above (or as changed by appropriate written notice). Notice shall be effective immediately upon delivery or five days following deposit in the U.S. mails.

        If this Note is not paid when due, the Obligor promises to pay all costs of collection and reasonable attorney's fees incurred by the holder regardless of whether or not suit is filed hereon.

        The validity and interpretation of this Note shall be governed and

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construed in accordance with the laws of the State of Oregon.

CAMERA PLATFORMS INTERNATIONAL, INC.


BY: /s/
   --------------------------------
   Roy Atlas, President